FINANCIAL SUMMARY

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

FY2020 Third Quarter

(April 1, 2019 through December 31, 2019)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2020 Third Quarter Consolidated Financial Results

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

English translation from the original Japanese-language document

February 6, 2020

Company name	: Toyota Motor Corporation
Stock exchanges on which the shares are listed	: Tokyo and Nagoya Stock Exchanges in Japan
Code number	: 7203
URL Representative	: https://global.toyota/jp/ : Akio Toyoda, President
Contact person	: Kaname Shimizu, General Manager, Accounting Division Tel. (0565)28-2121
Filing date of quarterly securities report	: February 10, 2020
Payment date of cash dividends	: —
Supplemental materials prepared for quarterly financial results	: yes
Earnings announcement for quarterly financial results	: yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2020 First Nine Months (April 1, 2019 through December 31, 2019)

(1)	Consolidated financial results (For the nine months ended December 31)

	(% of change from previous first nine months)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2020 first nine months	22,830,164	1.6	2,058,783	6.2	2,515,779	45.8	2,013,010	41.4
FY2019 first nine months	22,475,548	3.1	1,937,974	9.5	1,725,779	-13.8	1,423,307	-29.3

(Note) Comprehensive income: FY2020 first nine months 2,025,004 million yen (30.4%), FY2019 first nine months 1,553,353 million yen (-36.0%)

	Net income attributable to Toyota Motor Corporation per common share – Basic	Net income attributable to Toyota Motor Corporation per common share – Diluted
	Yen	Yen
FY2020 first nine months	712.46	705.25
FY2019 first nine months	489.82	485.72

(2)	Consolidated financial position

	Total assets	Mezzanine equity and Shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2020 third quarter	53,801,134	21,531,654	20,305,523	37.7
FY2019	51,936,949	20,565,210	19,348,152	37.3

2.	Cash Dividends

	Annual cash dividends per common share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2019	—	100.00	—	120.00	220.00
FY2020	—	100.00	—
FY2020 (forecast)				—	—

(Note)	Revisions to the forecast of cash dividends since the latest announcement: none
Please refer to “(Reference) Cash Dividends on Class Shares” for information regarding cash dividends on class shares, which are unlisted and have different rights from common stock.

3.	Forecast of Consolidated Results for FY2020 (April 1, 2019 through March 31, 2020)

	(% of change from FY2019)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation		Net income attributable to Toyota Motor Corporation per common share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	29,500,000	-2.4	2,500,000	1.3	2,910,000	27.3	2,350,000	24.8	832.84

(Note) Revisions to the forecast of consolidated results since the latest announcement: yes

Notes

(1)	Changes in significant subsidiaries during the current quarter

(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Simplified accounting procedures and specific accounting procedures: yes

Note: For more details, please see page 9 “Other Information”.

(3)	Changes in accounting policies

(i)	Changes by a newly issued accounting pronouncement: yes

(ii)	Changes other than (3)-(i) above: yes

Note: For more details, please see page 9 “Other Information”.

(4)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock):
FY2020 third quarter 3,262,997,492 shares, FY2019 3,262,997,492 shares

(ii)	Number of treasury stock at the end of each period:
FY2020 third quarter 482,948,520 shares, FY2019 430,558,325 shares

(iii)	Average number of shares issued and outstanding in each period:
FY2020 first nine months 2,807,226,955 shares, FY2019 first nine months 2,883,125,232 shares

This report is not reviewed.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

This report contains summarized and condensed financial information prepared in accordance with U.S. generally accepted accounting principles.

(Reference) Cash Dividends on Class Shares

Cash dividends on class shares, which have different rights from common stock, are as follows:

	Annual cash dividends per First Series Model AA Class Share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2019	—	105.50	—	105.50	211.00
FY2020	—	132.00	—
FY2020 (forecast)				—	—

(Note) The First Series Model AA Class Shares were issued in July 2015.

TOYOTA MOTOR CORPORATION    FY2020 Third Quarter Financial Summary

TOYOTA MOTOR CORPORATION    FY2020 Third Quarter Financial Summary

1.	Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(Yen in millions)
	FY2019 (March 31, 2019)	FY2020 third quarter (December 31, 2019)	Increase (Decrease)
Assets
Current assets:
Cash and cash equivalents	3,574,704	3,759,240	184,536
Time deposits	1,126,352	1,488,530	362,178
Marketable securities	1,127,160	795,154	(332,006)
Trade accounts and notes receivable, less allowance for doubtful accounts	2,372,734	2,108,870	(263,864)
Finance receivables, net	6,647,771	6,773,867	126,096
Other receivables	568,156	592,197	24,041
Inventories	2,656,396	2,433,401	(222,995)
Prepaid expenses and other current assets	805,964	1,299,082	493,118

Total current assets	18,879,237	19,250,341	371,104

Noncurrent finance receivables, net	10,281,118	10,896,215	615,097
Investments and other assets:
Marketable securities and other securities investments	7,479,926	7,651,412	171,486
Affiliated companies	3,313,723	3,495,795	182,072
Employees receivables	21,683	23,497	1,814
Other	1,275,768	1,777,672	501,904

Total investments and other assets	12,091,100	12,948,376	857,276

Property, plant and equipment:
Land	1,386,308	1,317,567	(68,741)
Buildings	4,802,175	4,752,932	(49,243)
Machinery and equipment	11,857,425	12,127,185	269,760
Vehicles and equipment on operating leases	6,139,163	6,043,761	(95,402)
Construction in progress	651,713	523,349	(128,364)

Total property, plant and equipment, at cost	24,836,784	24,764,794	(71,990)

Less – Accumulated depreciation	(14,151,290)	(14,058,592)	92,698

Total property, plant and equipment, net	10,685,494	10,706,202	20,708

Total assets	51,936,949	53,801,134	1,864,185

TOYOTA MOTOR CORPORATION    FY2020 Third Quarter Financial Summary

	(Yen in millions)
	FY2019 (March 31, 2019)	FY2020 third quarter (December 31, 2019)	Increase (Decrease)
Liabilities
Current liabilities:
Short-term borrowings	5,344,973	5,484,398	139,425
Current portion of long-term debt	4,254,260	4,485,926	231,666
Accounts payable	2,645,984	2,301,240	(344,744)
Other payables	1,102,802	1,044,419	(58,383)
Accrued expenses	3,222,446	2,927,810	(294,636)
Income taxes payable	320,998	212,278	(108,720)
Other current liabilities	1,335,475	1,675,911	340,436

Total current liabilities	18,226,938	18,131,982	(94,956)

Long-term liabilities:
Long-term debt	10,550,945	10,934,987	384,042
Accrued pension and severance costs	963,406	971,702	8,296
Deferred income taxes	1,014,851	1,195,432	180,581
Other long-term liabilities	615,599	1,035,377	419,778

Total long-term liabilities	13,144,801	14,137,498	992,697

Total liabilities	31,371,739	32,269,480	897,741

Mezzanine equity
Model AA Class Shares, no par value, authorized: 150,000,000 shares at March 31, 2019 and December 31, 2019 issued: 47,100,000 shares at March 31, 2019 and December 31, 2019	498,073	499,848	1,775

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2019 and December 31, 2019 issued: 3,262,997,492 shares at March 31, 2019 and December 31, 2019	397,050	397,050	—
Additional paid-in capital	487,162	487,392	230
Retained earnings	21,987,515	23,368,761	1,381,246
Accumulated other comprehensive income (loss)	(916,650)	(970,426)	(53,776)
Treasury stock, at cost, 430,558,325 shares at March 31, 2019 and 482,948,520 shares at December 31, 2019	(2,606,925)	(2,977,254)	(370,329)

Total Toyota Motor Corporation shareholders’ equity	19,348,152	20,305,523	957,371

Noncontrolling interests	718,985	726,283	7,298

Total shareholders’ equity	20,067,137	21,031,806	964,669

Commitments and contingencies

Total liabilities, mezzanine equity and shareholders’ equity	51,936,949	53,801,134	1,864,185

Note: The total number of authorized shares for common stock and Model AA Class Shares is 10,000,000,000 shares.

TOYOTA MOTOR CORPORATION    FY2020 Third Quarter Financial Summary

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

First nine months ended December 31

Consolidated Statements of Income

	(Yen in millions)
	FY2019 first nine months (Nine months ended December 31, 2018)	FY2020 first nine months (Nine months ended December 31, 2019)	Increase (Decrease)
Net revenues:
Sales of products	20,896,268	21,202,842	306,574
Financing operations	1,579,280	1,627,322	48,042

Total net revenues	22,475,548	22,830,164	354,616

Costs and expenses:
Cost of products sold	17,285,985	17,628,319	342,334
Cost of financing operations	1,046,333	1,014,831	(31,502)
Selling, general and administrative	2,205,256	2,128,231	(77,025)

Total costs and expenses	20,537,574	20,771,381	233,807

Operating income	1,937,974	2,058,783	120,809

Other income (expense):
Interest and dividend income	190,403	192,831	2,428
Interest expense	(20,508)	(18,315)	2,193
Foreign exchange gain (loss), net	12,772	(42,295)	(55,067)
Unrealized gains (losses) on equity securities	(355,812)	360,457	716,269
Other income (loss), net	(39,050)	(35,682)	3,368

Total other income (expense)	(212,195)	456,996	669,191

Income before income taxes and equity in earnings of affiliated companies	1,725,779	2,515,779	790,000

Provision for income taxes	479,739	740,549	260,810
Equity in earnings of affiliated companies	254,865	303,422	48,557

Net income	1,500,905	2,078,652	577,747

Less – Net income attributable to noncontrolling interests	(77,598)	(65,642)	11,956

Net income attributable to Toyota Motor Corporation	1,423,307	2,013,010	589,703

Note:  Net income attributable to common shareholders for the first nine months ended December 31, 2019 and 2018 is 2,000,047 million yen and 1,412,216 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 12,963 million yen and 11,091 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

	(Yen)
Net income attributable to Toyota Motor Corporation per common share
Basic	489.82	712.46	222.64
Diluted	485.72	705.25	219.53

TOYOTA MOTOR CORPORATION    FY2020 Third Quarter Financial Summary

Consolidated Statements of Comprehensive Income

	(Yen in millions)
	FY2019 first nine months (Nine months ended December 31, 2018)	FY2020 first nine months (Nine months ended December 31, 2019)	Increase (Decrease)
Net income	1,500,905	2,078,652	577,747
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	8,809	(87,969)	(96,778)
Unrealized gains (losses) on securities	32,360	32,240	(120)
Pension liability adjustments	11,279	2,081	(9,198)

Total other comprehensive income (loss)	52,448	(53,648)	(106,096)

Comprehensive income	1,553,353	2,025,004	471,651

Less – Comprehensive income attributable to noncontrolling interests	(74,225)	(65,770)	8,455

Comprehensive income attributable to Toyota Motor Corporation	1,479,128	1,959,234	480,106

TOYOTA MOTOR CORPORATION    FY2020 Third Quarter Financial Summary

Third quarter for the three months ended December 31

Consolidated Statements of Income

	(Yen in millions)
	FY2019 third quarter (Three months ended December 31, 2018)	FY2020 third quarter (Three months ended December 31, 2019)	Increase (Decrease)
Net revenues:
Sales of products	7,257,438	6,996,181	(261,257)
Financing operations	544,104	548,388	4,284

Total net revenues	7,801,542	7,544,569	(256,973)

Costs and expenses:
Cost of products sold	5,995,359	5,787,954	(207,405)
Cost of financing operations	352,802	360,705	7,903
Selling, general and administrative	777,252	741,463	(35,789)

Total costs and expenses	7,125,413	6,890,122	(235,291)

Operating income	676,129	654,447	(21,682)

Other income (expense):
Interest and dividend income	65,625	66,610	985
Interest expense	(8,905)	(3,469)	5,436
Foreign exchange gain (loss), net	(52,012)	18,872	70,884
Unrealized gains (losses) on equity securities	(503,661)	215,030	718,691
Other income (loss), net	(206)	(19,196)	(18,990)

Total other income (expense)	(499,159)	277,847	777,006

Income before income taxes and equity in earnings of affiliated companies	176,970	932,294	755,324

Provision for income taxes	6,148	265,901	259,753
Equity in earnings of affiliated companies	32,278	97,470	65,192

Net income	203,100	763,863	560,763

Less – Net income attributable to noncontrolling interests	(22,185)	(25,829)	(3,644)

Net income attributable to Toyota Motor Corporation	180,915	738,034	557,119

Note:  Net income attributable to common shareholders for the third quarter ended December 31, 2019 and 2018 is 733,713 million yen and 177,218 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 4,321 million yen and 3,697 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

	(Yen)
Net income attributable to Toyota Motor Corporation per common share
Basic	61.85	263.41	201.56
Diluted	62.12	260.56	198.44

TOYOTA MOTOR CORPORATION    FY2020 Third Quarter Financial Summary

Consolidated Statements of Comprehensive Income

	(Yen in millions)
	FY2019 third quarter (Three months ended December 31, 2018)	FY2020 third quarter (Three months ended December 31, 2019)	Increase (Decrease)
Net income	203,100	763,863	560,763
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(133,039)	163,687	296,726
Unrealized gains (losses) on securities	(33,495)	(33,327)	168
Pension liability adjustments	119	881	762

Total other comprehensive income (loss)	(166,415)	131,241	297,656

Comprehensive income	36,685	895,104	858,419

Less – Comprehensive income attributable to noncontrolling interests	(16,389)	(28,068)	(11,679)

Comprehensive income attributable to Toyota Motor Corporation	20,296	867,036	846,740

TOYOTA MOTOR CORPORATION    FY2020 Third Quarter Financial Summary

(3) Consolidated Statements of Cash Flows

	(Yen in millions)
	FY2019 first nine months (Nine months ended December 31, 2018)	FY2020 first nine months (Nine months ended December 31, 2019)
Cash flows from operating activities:
Net income	1,500,905	2,078,652
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,321,612	1,193,770
Provision (reversal) for doubtful accounts and credit losses	51,772	60,305
Pension and severance costs, less payments	25,306	17,167
Losses on disposal of fixed assets	27,627	25,083
Unrealized losses (gains) on securities	361,112	(365,615)
Deferred income taxes	(85,615)	224,422
Equity in earnings of affiliated companies	(254,865)	(303,422)
Changes in operating assets and liabilities, and other	(81,084)	(41,481)

Net cash provided by operating activities	2,866,770	2,888,881

Cash flows from investing activities:
Additions to finance receivables	(11,961,107)	(12,818,380)
Collection of and proceeds from sales of finance receivables	11,145,254	11,711,540
Additions to fixed assets excluding equipment leased to others	(1,052,940)	(1,057,718)
Additions to equipment leased to others	(1,799,469)	(1,726,189)
Proceeds from sales of fixed assets excluding equipment leased to others	34,095	26,580
Proceeds from sales of equipment leased to others	1,055,835	1,064,860
Purchases of marketable securities and security investments	(1,563,763)	(1,166,695)
Proceeds from sales of and maturity of marketable securities and security investments	1,893,797	1,615,904
Changes in investments and other assets, and other	(94,370)	(338,780)

Net cash used in investing activities	(2,342,668)	(2,688,878)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	3,799,869	4,115,758
Payments of long-term debt	(3,251,657)	(3,279,188)
Increase in short-term borrowings	181,037	284,542
Dividends paid to Toyota Motor Corporation class shareholders	(8,690)	(11,186)
Dividends paid to Toyota Motor Corporation common shareholders	(636,117)	(618,801)
Dividends paid to noncontrolling interests	(69,132)	(54,369)
Reissuance (repurchase) of treasury stock	(451,420)	(370,330)

Net cash provided by (used in) financing activities	(436,110)	66,426

Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	(13,704)	(41,290)

Net increase in cash and cash equivalents and restricted cash and cash equivalents	74,288	225,139

Cash and cash equivalents and restricted cash and cash equivalents at beginning of period	3,219,639	3,706,515

Cash and cash equivalents reclassified to assets held for sale	—	(49,010)

Cash and cash equivalents and restricted cash and cash equivalents at end of period	3,293,927	3,882,644

Note:

Cash and cash equivalents and restricted cash and cash equivalents for the first nine months ended December 31, 2019 include restricted cash and cash equivalents of 131,811 million yen and 123,404 million yen at the beginning of the period and the end of the period, respectively. Restricted cash and cash equivalents were included in Prepaid expenses and other current assets in the consolidated balance sheets.

TOYOTA MOTOR CORPORATION    FY2020 Third Quarter Financial Summary

(4) Going Concern Assumption

  None

(5) Significant Changes in Shareholders’ Equity

 None

2.	Other Information

(1) Changes in significant subsidiaries during the current period

 (Changes in specified subsidiaries that caused a change in the scope of consolidation)

  None

(2) Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements

 Provision for income taxes

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies for the first nine months by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items, including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

(3) Changes in accounting principles, procedures, and disclosures for consolidated financial statements

 Adoption of new accounting standard

In February 2016, the Financial Accounting Standards Board (“FASB”) issued updated guidance for leases. This guidance requires lessees to recognize substantially all leases on their balance sheet as a right-of-use asset and a lease liability. The parent company and its consolidated subsidiaries (“Toyota”) adopted this guidance on April 1, 2019 using the modified retrospective method of adoption and elected the transition method that allows for application of the standard at the adoption date. Additionally, Toyota elected the package of practical expedients of not reassessing lease classifications and others for lease contracts that expired or exist as of the adoption date. As a result of adoption, Toyota recognized an additional balance of ¥365,866 million as right-of-use assets as of December 31, 2019, which is included in “Other” of “Investments and other assets” of Toyota’s consolidated balance sheet. Lease liabilities are included in “Other current liabilities” and “Other long-term liabilities,” and were ¥57,844 million and ¥307,817 million, respectively.

In August 2017, the FASB issued updated guidance for hedge accounting. This guidance simplifies and expands the application of hedge accounting. Toyota adopted this guidance on April 1, 2019. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION    FY2020 Third Quarter Financial Summary

 Change in depreciation method

Toyota used the declining-balance method mainly for the parent company and Japanese subsidiaries, and the straight-line method for foreign subsidiary companies, regarding the depreciation method of property, plant and equipment. In recent years, Toyota has been strengthening competitiveness globally through the investments in areas such as the remodeling of cars by introducing a new platform and powertrain units, the improvement of technological capabilities and productivity, as well as the promotion of equipment versatility. In response to such recent changes, effective as of April 1, 2019, Toyota changed the depreciation method of the parent company and Japanese subsidiaries to the straight-line method because Toyota believes it better reflects the future economic benefit from the stable usage of property, plant and equipment. The impact of the change in depreciation method is recognized prospectively as a change in accounting estimate in accordance with the FASB Accounting Standards Codification (ASC) 250 “Accounting Changes and Error Corrections”.

As a result of the change in depreciation method, depreciation expense for the first nine months ended December 31, 2019 decreased by ¥123,002 million. Net income attributable to Toyota Motor Corporation and basic net income attributable to Toyota Motor Corporation per common share for the first nine months ended December 31, 2019 increased by ¥83,192 million and ¥29.63, respectively.

Supplemental Material for Financial Results for FY2020 Third Quarter (Consolidated)

< U.S. GAAP >

	FY2019												FY2020								FY2020
	1Q (2018/4-6)		2Q (2018/7-9)		3Q (2018/10-12)		9 months (2018/4-12)		4Q (2019/1-3)		12 months (’18/4-’19/3)		1Q (2019/4-6)		2Q (2019/7-9)		3Q (2019/10-12)		9 months (2019/4-12)		Forecast 12 months (’19/4-’20/3)
Vehicle Production (thousands of units)	2,199		2,184		2,262		6,645		2,340		8,985		2,311		2,236		2,146		6,693
(Japan) – including Daihatsu & Hino	1,003		1,004		1,099		3,106		1,203		4,309		1,134		1,122		1,066		3,322
[Daihatsu & Hino]	[257	]	[257	]	[290	]	[804	]	[292	]	[1,096	]	[265	]	[275	]	[277	]	[817	]
(Overseas) – including Daihatsu & Hino	1,196		1,180		1,163		3,539		1,138		4,676		1,178		1,114		1,080		3,371
[Daihatsu & Hino]	[133	]	[162	]	[161	]	[457	]	[141	]	[598	]	[124	]	[155	]	[138	]	[418	]
North America	517		447		435		1,399		442		1,841		499		456		434		1,389
Europe	168		159		173		500		180		679		174		143		182		498
Asia	402		449		429		1,280		402		1,682		386		413		366		1,165
Central and South America	82		93		96		271		82		353		86		69		76		231
Africa	28		31		30		89		32		121		33		32		22		87
Vehicle Sales (thousands of units)	2,236		2,183		2,282		6,701		2,276		8,977		2,302		2,333		2,196		6,830		8,950
(Japan) – including Daihatsu & Hino	510		521		565		1,595		631		2,226		555		585		516		1,656		2,240
[Daihatsu & Hino]	[155	]	[161	]	[169	]	[485	]	[203	]	[688	]	[158	]	[183	]	[139	]	[480	]	[650	]
(Overseas) – including Daihatsu & Hino	1,726		1,662		1,717		5,105		1,645		6,751		1,746		1,748		1,679		5,174		6,710
[Daihatsu & Hino]	[75	]	[87	]	[89	]	[251	]	[86	]	[337	]	[65	]	[76	]	[70	]	[211	]	[300	]
North America	746		665		680		2,091		654		2,745		744		702		668		2,114		2,710
Europe	253		240		232		725		269		994		274		250		246		770		1,030
Asia	394		417		464		1,275		410		1,684		398		431		406		1,235		1,610
Central and South America	117		120		114		351		97		448		104		109		114		327		420
Oceania	72		74		66		212		60		272		66		64		63		193		260
Africa	48		50		54		152		48		200		54		63		43		159		220
Middle East	93		95		105		293		104		398		106		128		138		371		460
Other	2		2		2		6		2		8		2		2		2		5
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,616		2,677		2,707		8,000		2,602		10,603		2,709		2,745		2,685		8,140		10,730
Housing Sales (units)	1,892		4,808		2,656		9,356		5,777		15,133		2,164		4,821		2,610		9,595

Supplemental 1

Supplemental Material for Financial Results for FY2020 Third Quarter (Consolidated)

< U.S. GAAP >

	FY2019						FY2020					FY2020
	1Q (2018/4-6)	2Q (2018/7-9)	3Q (2018/10-12)	9 months (2018/4-12)	4Q (2019/1-3)	12 months (’18/4-’19/3)	1Q (2019/4-6)	2Q (2019/7-9)	3Q (2019/10-12)	9 months (2019/4-12)		Forecast 12 months (’19/4-’20/3)
Foreign Exchange Rates
Yen to US Dollar Rate	109	111	113	111	110	111	110	107	109	109		as premise: 108
Yen to Euro Rate	130	130	129	129	125	128	123	119	120	121		as premise: 121
Market Share (Japan)
Toyota (excluding Mini-Vehicles) (%)	46.2	45.2	47.3	46.2	45.1	45.9	49.0	47.6	51.2	49.1		approximately: 48.0
Toyota, Daihatsu and Hino (including Mini-Vehicles) (%)	43.8	42.7	44.9	43.8	43.1	43.6	45.2	45.2	47.4	45.8
Number of Employees	373,272	371,796	371,495	371,495	370,870	370,870	376,445	374,014	372,636	372,636	(Note 1)
Net Revenues (billions of yen)	7,362.7	7,311.2	7,801.5	22,475.5	7,750.1	30,225.6	7,646.0	7,639.5	7,544.5	22,830.1		29,500.0
Geographic Information
Japan	3,865.4	4,012.3	4,259.8	12,137.6	4,487.7	16,625.3	4,178.5	4,250.8	4,051.0	12,480.4
North America	2,791.1	2,636.4	2,753.7	8,181.2	2,635.9	10,817.2	2,833.5	2,681.7	2,708.7	8,224.0
Europe	785.8	795.8	784.0	2,365.8	873.0	3,238.8	862.1	818.7	853.9	2,534.8
Asia	1,316.2	1,318.7	1,496.5	4,131.5	1,381.4	5,513.0	1,314.3	1,367.3	1,347.1	4,028.7
Other	598.4	608.3	592.8	1,799.7	533.7	2,333.4	550.0	548.2	535.8	1,634.0
Elimination	-1,994.4	-2,060.4	-2,085.5	-6,140.4	-2,161.7	-8,302.2	-2,092.5	-2,027.4	-1,952.1	-6,072.0
Business Segment
Automotive	6,633.4	6,514.8	7,018.4	20,166.8	6,912.2	27,079.0	6,880.9	6,808.1	6,758.9	20,448.0
Financial Services	516.8	534.4	552.4	1,603.7	549.8	2,153.5	547.7	541.4	553.4	1,642.5
All Other	358.0	412.3	391.2	1,161.6	514.6	1,676.3	370.6	454.9	378.9	1,204.5
Elimination	-145.6	-150.3	-160.6	-456.6	-226.6	-683.3	-153.1	-165.0	-146.7	-464.9
Operating Income (billions of yen)	682.6	579.1	676.1	1,937.9	529.5	2,467.5	741.9	662.3	654.4	2,058.7		2,500.0
(Operating Income Ratio) (%)	(9.3)	(7.9)	(8.7)	(8.6)	(6.8)	(8.2)	(9.7)	(8.7)	(8.7)	(9.0)		(8.5)
Geographic Information
Japan	395.9	354.2	494.2	1,244.4	447.2	1,691.6	436.8	391.3	403.1	1,231.2
North America	63.5	47.4	18.1	129.0	-14.5	114.5	118.9	118.0	93.2	330.2
Europe	23.0	38.1	27.9	89.2	35.6	124.8	37.7	37.1	38.4	113.4
Asia	146.3	137.1	116.7	400.2	57.2	457.4	110.9	110.6	95.2	316.9
Other	43.2	22.7	19.1	85.1	5.9	91.1	22.8	26.7	24.4	73.9
Elimination	10.4	-20.5	-0.1	-10.1	-1.9	-12.1	14.5	-21.5	-0.1	-7.1
Business Segment
Automotive	602.5	462.2	581.3	1,646.1	392.7	2,038.8	621.4	492.9	585.9	1,700.3
Financial Services	73.5	81.4	82.6	237.6	85.1	322.8	108.2	119.6	72.6	300.5
All Other	11.4	29.3	13.9	54.8	50.7	105.5	13.7	27.8	19.5	61.1
Elimination	-4.8	6.1	-1.8	-0.6	0.9	0.3	-1.4	21.9	-23.6	-3.1
Income before Income Taxes (billions of yen)	813.8	734.9	176.9	1,725.7	559.6	2,285.4	841.7	741.7	932.2	2,515.7		2,910.0
(Income before Income Taxes Ratio) (%)	(11.1)	(10.1)	(2.3)	(7.7)	(7.2)	(7.6)	(11.0)	(9.7)	(12.4)	(11.0)		(9.9)
Equity in Earnings of Affiliated Companies (billions of yen)	116.5	106.0	32.2	254.8	105.2	360.0	109.5	96.3	97.4	303.4		380.0
Net Income (billions of yen)	657.3	585.0	180.9	1,423.3	459.5	1,882.8	682.9	592.0	738.0	2,013.0		2,350.0	(Note 2)
(Net Income Ratio) (%)	(8.9)	(8.0)	(2.3)	(6.3)	(5.9)	(6.2)	(8.9)	(7.7)	(9.8)	(8.8)		(8.0)
Dividends
Common Shares
Cash Dividends (billions of yen)	—	286.9	—	286.9	339.8	626.8	—	278.9	—	278.9	(Note 3)
Cash Dividends per Share (yen)	—	100	—	100	120	220	—	100	—	100
Payout Ratio (%)	—	23.4	—	—	54.0	33.8	—	22.2	—	—
Model AA Class Shares
Cash Dividends (billions of yen)	—	4.9	—	4.9	4.9	9.9	—	6.2	—	6.2	(Note 3)
Cash Dividends per Share (yen)	—	105.5	—	105.5	105.5	211	—	132	—	132
Value of Shares Repurchased (billions of yen)[actual purchase]	129.1	170.8	151.7	451.7	98.1	549.9	54.2	245.8	70.1	370.2	(Note 4)

Value of Shares Repurchased (billions of yen)[shareholder return]	—	249.9	—	—	300.0	550.0	—	200.0 (maximum )	—	—	(Note 4) (Note 5)
Number of Outstanding Common Shares (thousands)	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997
Number of Outstanding Model AA Class Shares (thousands)	47,100	47,100	47,100	47,100	47,100	47,100	47,100	47,100	47,100	47,100

Supplemental 2

Supplemental Material for Financial Results for FY2020 Third Quarter (Consolidated)

< U.S. GAAP >

	FY2019						FY2020					FY2020
	1Q (2018/4-6)	2Q (2018/7-9)	3Q (2018/10-12)	9 months (2018/4-12)	4Q (2019/1-3)	12 months (’18/4-’19/3)	1Q (2019/4-6)	2Q (2019/7-9)	3Q (2019/10-12)	9 months (2019/4-12)		Forecast 12 months (’19/4-’20/3)
R&D Expenses (billions of yen)	268.5	258.5	274.4	801.5	247.3	1,048.8	297.4	286.9	288.5	872.9		1,100.0
Depreciation Expenses (billions of yen)	217.7	255.3	248.1	721.2	263.6	984.8	198.0	190.9	210.4	599.5		860.0	*1 (Note 6)
Geographic Information
Japan	108.5	148.1	142.6	399.2	148.9	548.2	88.9	92.2	95.8	277.0		420.0
North America	49.8	50.6	51.2	151.7	57.4	209.1	53.8	46.8	56.6	157.3		210.0
Europe	14.1	11.3	11.1	36.6	12.1	48.7	13.1	12.7	14.6	40.5		60.0
Asia	36.5	36.0	34.2	106.9	34.9	141.9	33.9	30.5	32.5	96.9		130.0
Other	8.6	9.1	8.8	26.5	10.1	36.7	8.2	8.4	10.8	27.5		40.0
Capital Expenditures (billions of yen)	311.8	307.6	329.1	948.6	517.1	1,465.8	276.5	349.9	337.3	963.8		1,440.0	(Note 6)
Geographic Information
Japan	143.6	167.5	156.0	467.2	263.3	730.6	146.6	183.8	151.6	482.1		770.0
North America	106.6	75.6	76.1	258.4	153.9	412.4	75.4	81.4	130.6	287.5		320.0
Europe	15.1	30.9	43.8	89.8	44.0	133.8	19.4	18.7	24.3	62.5		120.0
Asia	25.2	15.9	34.3	75.5	37.8	113.3	19.5	47.7	19.5	86.8		140.0
Other	21.2	17.5	18.7	57.5	17.9	75.5	15.5	18.1	11.0	44.7		90.0
Total Liquid Assets (billions of yen)	9,005.4	9,562.6	9,198.8	9,198.8	9,454.4	9,454.4	9,143.2	9,452.0	9,072.4	9,072.4	(Note 7)
Total Assets (billions of yen)	51,049.1	52,516.0	51,085.9	51,085.9	51,936.9	51,936.9	52,117.4	52,240.0	53,801.1	53,801.1
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	18,946.9	19,511.3	19,089.2	19,089.2	19,348.1	19,348.1	19,527.6	19,795.6	20,305.5	20,305.5
Return on Equity (%)	13.9	12.1	3.7	10.0	9.5	9.8	14.0	12.0	14.6	13.5
Return on Asset (%)	5.2	4.5	1.4	3.7	3.6	3.7	5.3	4.5	5.6	5.1
Number of Consolidated Subsidiaries (including Variable Interest Entities)						608
No. of Affil. Accounted for Under the Equity Method						63

Analysis of Consolidated Net Income for FY2020 (billions of yen, approximately)	3Q (2019/10-12)	9 months (2019/4-12)	(Note 2)
Marketing Efforts	-25.0	160.0
Effects of Changes in Exchange Rates	-160.0	-250.0
Cost Reduction Efforts	50.0	110.0
From Engineering	35.0	70.0
From Manufacturing and Logistics	15.0	40.0
Increase or decrease in expenses and expense reduction efforts	70.0	-50.0
Other	43.4	150.8
(Changes in Operating Income)*1*2	-21.6	120.8
Non-operating Income*2	777.0	669.1
Equity in Earnings of Affiliated Companies*2	65.1	48.5
Income Taxes, Net Income Attributable to Noncontrolling Interests*1*2	-263.3	-248.8
(Changes in Net Income)*1*2	557.1	589.7	(Note 2)

*1	Toyota changed the depreciation method of the parent company and Japanese subsidiaries to the straight-line method, effective as of April 1, 2019.

The impact of this change for the third quarter ended December 31, 2019 was a decrease in depreciation expense of 123.0 billion yen and an increase in net income attributable to Toyota Motor Corporation of 83.1 billion yen. The impact of this change for the fiscal year ending March 31, 2020 (Forecast) is expected to be a decrease in depreciation expense of approximately 165.0 billion yen and an increase in net income attributable to Toyota Motor Corporation of approximately 110.0 billion yen.

*2

Net income attributable to Toyota Motor Corporation for the third quarter ended December 31, 2019 and 2018 includes a profit of 267.1 billion yen and a loss of 310.0 billion yen, respectively, which is attributable to the effect of unrealized gains (losses) on equity securities (net of tax, etc.).

Supplemental 3

Supplemental Material for Financial Results for FY2020 Third Quarter (Unconsolidated)

< Japan GAAP >

	FY2019						FY2020				FY2020
	1Q (2018/4-6)	2Q (2018/7-9)	3Q (2018/10-12)	9 months (2018/4-12)	4Q (2019/1-3)	12 months (’18/4-’19/3)	1Q (2019/4-6)	2Q (2019/7-9)	3Q (2019/10-12)	9 months (2019/4-12)	Forecast 12 months (’19/4-’20/3)
Toyota & Lexus brand
Domestic Vehicle Production (thousands of units)	746	748	809	2,302	911	3,213	869	847	789	2,505	3,340
Overseas Vehicle Production (thousands of units)	1,451	1,443	1,447	4,342	1,382	5,724	1,481	1,354	1,420	4,256	5,690
Domestic Vehicle Retail Sales (thousands of units)	359	381	384	1,124	445	1,569	386	435	345	1,165	1,590
Exports Vehicle Sales (thousands of units)	464	461	484	1,407	538	1,947	536	529	500	1,565	2,050
North America	191	197	190	577	246	824	222	210	172	605	780
Europe	65	56	61	182	80	262	78	69	67	214	280
Asia	76	83	96	255	82	337	102	105	109	316	420
Central and South America	16	11	8	35	12	47	13	13	13	39	50
Oceania	46	43	45	133	38	172	43	45	45	132	180
Africa	14	14	15	43	16	59	17	20	16	52	80
Middle East	54	55	67	176	62	238	60	65	77	201	260
Other	2	2	2	6	2	8	2	2	2	6
Net Revenues (billions of yen)	2,980.3	3,026.3	3,294.7	9,301.4	3,333.0	12,634.4	3,282.6	3,214.6	3,175.6	9,672.9	12,800.0
Domestic	923.9	949.9	1,083.3	2,957.2	1,131.2	4,088.5	1,049.6	1,046.7	1,012.4	3,108.8
Exports	2,056.3	2,076.3	2,211.4	6,344.1	2,201.7	8,545.8	2,232.9	2,167.9	2,163.1	6,564.0
Operating Income (billions of yen)	308.7	284.5	400.9	994.2	331.9	1,326.1	328.2	209.7	263.4	801.4	970.0
(Operating Income Ratio) (%)	(10.4)	(9.4)	(12.2)	(10.7)	(10.0)	(10.5)	(10.0)	(6.5)	(8.3)	(8.3)	(7.6)
Ordinary Income (billions of yen)	714.8	507.6	605.0	1,827.6	495.5	2,323.1	615.1	401.3	495.6	1,512.1	1,730.0
(Ordinary Income Ratio) (%)	(24.0)	(16.8)	(18.4)	(19.6)	(14.9)	(18.4)	(18.7)	(12.5)	(15.6)	(15.6)	(13.5)
Net Income (billions of yen)	591.5	397.7	504.8	1,494.2	402.6	1,896.8	514.0	333.3	407.1	1,254.5	1,430.0
(Net Income Ratio) (%)	(19.8)	(13.1)	(15.3)	(16.1)	(12.1)	(15.0)	(15.7)	(10.4)	(12.8)	(13.0)	(11.2)
R&D Expenses (billions of yen)	234.4	225.1	234.8	694.5	201.6	896.2	256.8	246.9	237.3	741.2	940.0
Depreciation Expenses (billions of yen)	52.6	57.3	61.7	171.7	65.7	237.5	52.4	56.6	58.5	167.6	230.0
Capital Expenditures (billions of yen)	73.6	61.8	62.5	198.0	104.0	302.1	50.4	59.9	57.1	167.5	290.0

Analysis of Unconsolidated Net Income for FY2020 (billions of yen, approximately)	3Q (2019/10-12)	9 months (2019/4-12)
Effects of Marketing Activities	-80.0	-50.0
Effects of Changes in Exchange Rates	-120.0	-135.0
Cost Reduction Efforts	35.0	90.0
From Engineering	25.0	70.0
From Manufacturing and Logistics	10.0	20.0
Increase or decrease in expenses and expense reduction efforts	30.0	-95.0
Other	-2.4	-2.7
(Changes in Operating Income)	-137.4	-192.7
Non-operating Income	28.1	-122.7
Income Taxes, etc.	11.7	75.8
(Changes in Net Income)	-97.6	-239.6

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

(Note 1)

Shows the number of employees as of the end of each period (excluding loan employees from Toyota and its consolidated subsidiaries (“Toyota”) to outside Toyota and including loan employees from outside Toyota to Toyota)

(Note 2)	Shows “Net income attributable to Toyota Motor Corporation”
(Note 3)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 4)	Value of common shares repurchased (excluding shares constituting less than one unit that were purchased upon request)
(Note 5)	Value of common shares repurchased (shareholder return on Net Income for the period)
(Note 6)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease
The amounts include finance lease assets until the fiscal year ended March 31, 2019, whereas it does not for the fiscal year ending March 31, 2020.
(Note 7)	Cash and cash equivalents, time deposits, marketable debt securities and its investment in monetary trust funds, excluding in each case those relating to financial services

Supplemental 4